

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 14, 2018

<u>Via E-mail</u>
Merle Ferguson
President
BioForce Nanosciences Holdings, Inc.
2020 General Booth Blvd.
Suite 230
Virginia Beach, Virginia 23454

> **Re: BioForce Nanosciences Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed February 28, 2018**
> **File No. 000-51074**

Dear Mr. Ferguson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have further comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2018 letter.

<u>Business, page 3</u>

1. We note your response to prior comment 1. Revise your disclosure to state clearly when the registrant started its supplement business, and tell us how your revised disclosure is consistent with your January 2017 press release that does not mention the supplement business and indicates that your business is the acquisition of services, productions and agricultural facilities within the food services sector. Also tell us how your disclosure that the measurement devices and molecular printer business was abandoned is consistent with the information on the Bioforce Nanosciences, Inc. website; address in your response whether Bioforce Nanosciences, Inc. acquired intellectual property you previously owned.

2. Please expand your response to prior comment 2 to tell us why it does not address your supplier's product that it sells directly. Also tell us how you ensured that the prices mentioned in your response are for products that are comparable to your product; for example, are the prices mentioned in your response for products with the same volume as your product and with ingredients representing the same "% daily value"?

3. Please reconcile you reference to efficiency in the third-to-last paragraph on page 4 with the last sentence of your response to prior comment 2.

It may be difficult for a third party to acquire us, page 10

4. We note your response to prior comment 4. Please clarify the nature of the "certain protections" mentioned in the third bullet point. Also clarify what you mean by "interested" shareholders.

Consequences of Being Classified as a Shell Corporation, page 14

5. We note your response to prior comment 5. Please revise the last sentence of this risk factor to remove the implication that rules affecting shell companies would apply to you only after a court or regulator determined that you were a shell company. If you or investors will face risks by relying on rules that are not applicable to shell companies because it is possible that you are a shell company, please say so clearly and explain the risks. Also clarify how the shares "would be otherwise negatively impacted."

Security Ownership, page 16

6. The revised footnotes to the table in this section now repeat information in footnotes to your summary compensation table and, in part, do not appear to apply to this table. Please clarify.

Directors and Executive Officers, page 17

7. Please address that part of prior comment 7 that sought disclosure of (1) when each identified person became your director and executive officer and (2) previous relationships between the identified individuals and the registrant.

Biography, page 17

8. Your response to prior comment 8 suggests that all but one of the companies named in this section file periodic reports with the Commission. Please tell us the date of that each company filed its most recent required periodic report. It remains unclear whether additional disclosure is required in your Form 10 to comply with the last sentence of Regulation S-K Item 401(e)(1).

9. Please expand your response to prior comment 8 to tell us the material hurdles that remain before the Element Mining Group acquisition mentioned in 2016 press releases is completed. Also tell us how you reconcile your disclosure about Element Global's business with Element Global's press releases regarding the sale of its subsidiaries.

10. We note your response to prior comment 9. Address that part of the comment that asked you to tell us how you determined that the disclosure of your officers' business experience is accurate. For example: (1) it appears from Element Global's public report for its quarter ended June 30, 2015 that in January 2014, Merle Ferguson became chief executive officer and president after Susan Donohue stepped down from those positions, and (2) from Gold Rock Holdings' Form 8-K filed on January 23, 2003, it appears that Susan Donohue resigned as chairman and secretary of the board and Merle Ferguson resigned as director, interim president and chief executive officer. Also expand your disclosure regarding Susan Donohue to address her roles with the named entities.

Executive Compensation, page 18

11. We note your response to prior comment 11. If the agreement is an oral contract, say so clearly in your disclosure and file a written description of the agreement. For guidance, see the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations Question 146.04 available on the Commission's website.

Certain Relationships and Related Transactions, page 19

12. We note your response to prior comment 12. Expand the disclosure in this section to include the disclosure required by Regulation S-K Item 404 regarding the capital contributions mentioned on pages 26, 27 and 33.

Shares Eligible for Future Sale, page 21

13. From your response to prior comment 13, it is unclear what criteria you used to determine that you have 9,847,084 shares that are freely tradable as you disclose on page 9, and that you have 66,347,740 shares of common stock eligible for future sale pursuant to Rule 144 according to response 18 in your letter to us dated January 26, 2018. Therefore, it is unclear whether the second risk factor on page 9 of your filing presents the full magnitude of the risk. Please advise or revise.

Item 13 Financial Statements and Supplementary Data

14. Please update the audited financial statements to December 31, 2017. Refer to Rule 8-08 of Regulation S-X.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Richard W. Jones, Esq.